February 18, 2010

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549-7010

Re:	Cliffs Natural Resources Inc. – Commission File 1-8944
Form 10-K Annual Report for Fiscal Year Ended December 31, 2009

Ladies and Gentlemen:

Pursuant to the requirements of the Securities and Exchange Act of 1934, we are transmitting herewith Form 10-K (including exhibits) for the year ended December 31, 2009.

The financial statements of Cliffs Natural Resources Inc. and Subsidiaries included in this report, for the year ended December 31, 2009, reflect no material changes from the preceding year in any accounting principles or practices, or in the method of applying any such principles or practices.

Sincerely,

/s/ Laurie Brlas
Laurie Brlas
Executive Vice President and Chief Financial Officer